
Mail Stop 3561

August 4, 2017

Glenn D. Fogel
Chief Executive Officer
Priceline Group Inc.
800 Connecticut Avenue
Norwalk, CT 06854

> **Re: Priceline Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **Form 8-K filed May 9, 2017**
> **File No. 1-36691**

Dear Mr. Fogel:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1. In your letter to us dated July 10, 2014, you discussed contacts with Sudan and Syria. You also told us that you had no specific plans to change the travel services that you made available with respect to those countries. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan and Syria since the referenced letter. Your response should describe any services you have provided, directly or indirectly, pertaining to Sudan and Syria, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

3. Throughout your discussion we note you frequently list multiple factors as contributing to changes in your results. For example on pages 43 and 45 you disclose:

"Advertising and other revenues increased by 16.3% for the year ended December 31, 2016, compared to the year ended December 31, 2015, primarily due to growth in our KAYAK business, reservation fees at OpenTable, advertising revenue at priceline.com and subscription revenue at OpenTable."

"General and administrative expenses increased during the year ended December 31, 2016, compared to the year ended December 31, 2015, due primarily to higher occupancy and office expenses related to the expansion of our international businesses, higher fees for outside professionals and higher personnel-related expenses related to increased headcount in our businesses…"

In future filings, when you list multiple factors that contributed to changes in an income statement line item please quantify material factors you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

Consolidated Statements of Operations, page 71

4. Please tell us how your presentation of gross profit on the face of the statement of operations complies with the guidance in ASC 225-10-S99-8, Rule 5-03 of Regulation S-X and Item 10(e) (1)(ii)(C) of Regulation S-K. In this regard, your gross profit measure appears to present a figure for income before depreciation and amortization. If so, please revise to either: (a) include an appropriate allocation of depreciation and amortization to costs applicable to revenue or (b) remove the gross margin subtotal and relabel the costs

applicable to revenue line item throughout the filing to indicate that it excludes depreciation. Further, we note you also disclose gross profit and gross margin excluding depreciation and amortization within Management's Discussion and Analysis of Financial Condition and Results of Operations. Please identify the measure as a non-GAAP financial measure and provide the disclosures required by Item 10(e) of Regulation S-K. Please also refer to our comment below regarding inclusion of gross profit in your earnings release on Form 8-K and Selected Quarterly Financial Data (Unaudited).

Note 5. Fair Value Measurements

Embedded Derivative, page 91

5. We note your investment of $25 million in the Ctrip convertible note on September 12, 2016 included a put option that you accounted for as an embedded derivative. Please explain whether the put option associated with your $500 million investment in the Ctrip convertible note on December 11, 2015 was also accounted for as an embedded derivative. If not, please explain the basis for your accounting including the guidance you relied on.

Note 14. Commitments and Contingencies

French and Italian Tax Matters, page 106

6. We note in December 2015 the French tax authorities issued Booking.com assessments for approximately 356 million Euros, asserting Booking.com has a permanent establishment in France and is seeking to recover what they claim are unpaid income taxes and value-added taxes. Please provide us with an update on this matter and your consideration of the disclosure requirements of ASC 450.

Note 17. Selected Quarterly Financial Data (Unaudited)

7. Please revise your presentation in future filings to ensure gross profit presented is determined pursuant to Item 302(a)(1) of Regulation S-K.

Form 8-K filed May 9, 2017

8. We note your presentation of gross profit. As noted in our comment above, gross profit excluding depreciation and amortization is a non-GAAP financial measure. Please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

9. We note your financial guidance for the 2nd Quarter of 2017 omits the most directly comparable GAAP measure for adjusted EBITDA. We also note you omit a quantitative reconciliation for non-GAAP net income per diluted share and adjusted EBITDA to the most directly comparable GAAP measures. In your next earnings release, please follow

the guidance in Item 10(e)(1)(i) of Regulation S-K. See also Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Peter Millones, General Counsel